EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Thrift Plan Plus Committee of the Mississippi
     Chemical Corporation Thrift Plan Plus:

We consent to incorporation by reference in the registration statement (No. 33-59577) on Form  S-8 of Mississippi Chemical Corporation of our report dated June 11, 2004, with respect to the statements of net assets available for benefits of the Mississippi Chemical Corporation Thrift Plan Plus as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years ended December 31, 2003 and 2002, and the related supplemental schedule, which report appears in the December 31, 2003,  annual report on Form 11-K of Mississippi Chemical Corporation.

                                                                                    /s/ KPMG LLP

Jackson, Mississippi
June 25, 2004